Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	2003 (b)	2002 (b)	2001 (b)	2000 (b)	1999

Fixed charges, as defined:
Interest on long-term debt	$149	$169	$36	$54	$20
Interest on short-term debt and other interest	25	52	33	75	32
Amortization of debt discount, expense and premium - net	31	9	2	11	1
Estimated interest component of operating rentals	38	23	19	9
Preferred security distributions of subsidiaries on a pre-tax basis	8	12

Total fixed charges	$251	$265	$90	$149	$53

Earnings, as defined:
Net income (loss) (a)	$719	$509	$168	$246	$(20)
Preferred security dividend requirement	5	9
Less undistributed income (loss) of equity method investments	(15)	(22)	20	74	56

	739	540	148	172	(76)
Add:
Income taxes (benefit)	185	266	274	125	(29)
Total fixed charges as above (excluding capitalized interest and preferred security distributions of subsidiaries on a pre-tax basis)	237	234	66	135	52

Total earnings	$1,161	$1,040	$488	$432	$(53)

Ratio of earnings to fixed charges	4.6	3.9	5.4	2.9	(1.0)

Deficiency					$106

(a)	Net income (loss) excludes minority interest, loss from discontinued operations and the cumulative effects of changes in accounting principles.
(b)	Due to the corporate realignment on July 1, 2000, data in 2000 and subsequent years are not comparable to 1999.